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VIACOM INC. AND
VIACOM INTERNATIONAL INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(In thousands, except ratios)

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                                                                                Year Ended December 31,
                                                    -------------------------------------------------------------------
                                                          1993          1992          1991          1990      1989 (c)
Earnings (loss) before income taxes                   $301,816      $155,579        $8,247      ($70,363)     $144,913

Add:
    Distributed income of Affiliated Companies          13,441         9,447         5,546         2,800         4,500
    Interest expense, net of capitalized interest      154,137       195,223       298,078       295,305       313,079
    Capitalized interest amortized                       2,094         2,376         2,326         2,249         2,349
    1/3 of rental expense                               24,745        22,640        21,537        18,781        15,492

Earnings                                              $496,233      $385,265      $335,734      $248,772      $480,333

Fixed charges:
    Interest costs on all indebtedness                $154,510      $195,725      $298,591      $296,145      $313,805
    1/3 of rental expense                               24,745        22,640        21,537        18,781        15,492

Total fixed charges                                   $179,255      $218,365      $320,128      $314,926      $329,297

Preferred Stock dividend requirements (a)               22,368            --            --            --        29,103

Total fixed charges and Preferred Stock dividend
    requirements                                      $201,623      $218,365      $320,128      $314,926      $358,400


Ratio of earnings to fixed charges                        2.8x          1.8x          1.0x        Note b          1.5x

Ratio of earnings to fixed charges and
    Preferred Stock dividend requirements                 2.5x            --            --            --          1.3x

(a) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, the preferred stock dividend requirements were assumed to be equal to the pre-tax earnings which would be required to cover such dividend requirements computed using the effective tax rate.

(b) As a result of the interest expense associated with Viacom Inc.'s consolidated indebtedness outstanding under the
    Credit Agreement, the 1988 Existing Subordinated Debt and the Exchange Debentures, earnings of Viacom Inc. were insufficient to cover fixed charges for the year ended December 31, 1990. The additional amount of earnings required to cover fixed charges of Viacom Inc. for the year ended December 31, 1990 would have been $66,154.

(c) As a result of the $313.1 million pre-tax gain recognized on the sale of its Long Island and Cleveland cable systems during the first quarter of 1989, Viacom's earnings were sufficient to cover fixed charges.



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